UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

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Grindrod Shipping Holdings Ltd.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

Y28895103
(CUSIP Number)

Edward David Christopher Buttery

Taylor Maritime Investments Limited
Sarnia House

Le Truchot

St Peter Port

Guernsey

GY1 1GR

+44 1481 737600

With a copy to:

Brandon Byrne
Norton Rose Fulbright US LLP
2200 Ross Avenue, Suite 3600

Dallas, Texas 75201
(214) 855-7437
(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 10, 2021**
(Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

** See “Explanatory Note” below.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission on December 20, 2021 (as amended and supplemented, the “Schedule 13D”), is being filed on behalf of Taylor Maritime Investments Limited, a Guernsey company limited by shares (“Taylor Maritime”), and Good Falkirk (MI) Limited, a Marshall Islands company and wholly-owned subsidiary of Taylor Maritime (“Good Falkirk” and, together with Taylor Maritime, the “Reporting Persons”), with respect to the ordinary shares, no par value (the “Ordinary Shares”), of Grindrod Shipping Holdings, Ltd., a corporation incorporated in accordance with the laws of the Republic of Singapore (the “Issuer”).

Other than as specifically set forth below, all Items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND

This Item 2 is hereby amended by replacing Appendix A-1 with Appendix A-1 attached hereto and incorporated herein by reference to reflect corrections in the citizenship of certain persons previously listed thereon.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Dated: January 3, 2022

TAYLOR MARITIME INVESTMENTS LIMITED

By: /s/ Sandra Platts Name: Sandra Platts Title: Director

Good Falkirk (MI) Limited

By: /s/ Sandra Platts Name: Sandra Platts Title: Duly authorized signatory for TMI Director 1 Limited, the sole director of Good Falkirk (MI) Limited

APPENDIX A-1

EXECUTIVE OFFICERS AND DIRECTORS

OF

TAYLOR MARITIME INVESTMENTS LIMITED

Set forth below is a list of each executive officer and director of Taylor Maritime Investments Limited setting forth the citizenship, business address, and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person:

Name, Business Address, and Citizenship	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in column 1)
Sandra Platts (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Christopher Richard Buttery (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Edward David Christopher Buttery (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Chief Executive Officer
Helen Johanna Tveitan (Dutch) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director
Panaghis Nicholas Fotis Lykiardopulo (British/Greek) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Chair
Trudi Clark (British) Sarnia House Le Truchot St Peter Port Guernsey GY1 1GR	Non-Executive Director